PRESS RELEASE

Banro Announces Q2 2017 Production Results and Financing

Toronto, Canada – July 17, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces operating results for the second quarter of 2017.

Twangiza and Namoya produced a combined 38,739 ounces of gold during the second quarter of 2017, for year-to-date total production of 84,954 ounces of gold. Twangiza produced 19,588 ounces of gold in the second quarter of 2017 and Namoya produced 19,151 ounces of gold for the same period.

Twangiza Update

Twangiza’s gold production in the second quarter of 2017 decreased by 15% compared to the first quarter of 2017, due to limited access to mine oxide feed to blend with higher grade non-oxide feed from the pit. Process recoveries at Twangiza during the second quarter of 2017 were also negatively impacted by the limited oxide ore available for blending.

The addition of mobile fine crushing units during the second quarter of 2017 is expected to enhance both gold recoveries and mill throughput, leading to an overall increase in gold production for the second half of the year.

Material mined increased significantly over the first half of 2017 as Twangiza upgraded its mining fleet, affording the opportunity to move increased amounts of waste compared to the same period in the previous year. This improvement in total material mined is expected to expose more ore faces for efficient supply of the proportions of feed required for blending.

The second quarter 2017 results for the Twangiza mine, in comparison to the same period of 2016 and the first quarter of 2017, are as follows:

Operating Metrics	Units	Q2 2017	Q2 2016	% Change	Q1 2017	% Change	H1 2017	H1 2016	% Change
Total material mined	Tonnes	2,997,030	1,046,552	186%	2,066,882	45%	5,063,912	1,933,457	162%
Total ore mined	Tonnes	507,387	450,491	13%	603,460	(16%)	1,110,847	910,283	22%
Total ore milled	Tonnes	386,295	414,829	(7%)	386,870	(0%)	773,165	829,759	(7%)
Head grade	g/tAu	2.42	2.75	(12%)	2.70	(10%)	2.56	2.68	(5%)
Recovery	%	67.4	75.7	(11%)	68.4	(1%)	67.9	76.4	(11%)
Strip ratio	t:t	4.91	1.33	269%	2.43	102%	3.56	1.12	218%
Gold production	Ounces	19,588	26,218	(25%)	23,115	(15%)	42,703	52,856	(19%)

Namoya Update

Lower than planned digging capacity and availabilities have limited the ability to move enough waste material to expose relatively higher grade ore for stacking, and this has contributed to the decrease in gold production for the second quarter of 2017 as compared to the first quarter. This is mainly because of the reduced availability of certain critical supplies for both processing and mining and delays in the delivery of the additional excavator.

The interruptions of operations due to the security incidents at the Namoya mine during the second quarter of 2017 also contributed to the low production (reference is made to the May 18, 2017 and May 25, 2017 Banro press releases). These security incidents reduced operating activities from both mining and processing operations during the first half of 2017 and impacted on the gold production during the same period (the impact included the loss of 8.5 days of mining operations during the second quarter). Management expects that the delivery of the new mining fleet in July 2017 will assist in achieving the higher levels of gold production expected to be achieved in the second half of 2017.

The second quarter 2017 results for the Namoya mine, in comparison to the same period of 2016 and the first quarter of 2017, are as follows:

Operating Metrics	Units	Q2 2017	Q2 2016	% Change	Q1 2017	% Change	H1 2017	H1 2016	% Change
Total material mined	Tonnes	2,238,654	1,904,968	18%	2,384,658	(6%)	4,623,312	3,887,523	19%
Total ore mined	Tonnes	533,537	452,982	18%	487,629	9%	1,021,166	831,949	23%
Total ore stacked	Tonnes	579,179	485,319	19%	507,422	14%	1,086,601	899,439	21%
Head grade	g/tAu	1.85	2.03	(9%)	2.08	(11%)	1.96	1.99	(2%)
Strip ratio	t:t	3.20	3.21	(0%)	3.89	(18%)	3.53	3.67	(4%)
Gold production	Ounces	19,151	23,455	(18%)	23,100	(17%)	42,251	41,009	3%

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Financing

Banro also announces that it has entered into a financing arrangement to provide additional operational working capital to support the Company’s ongoing activities at its Twangiza and Namoya mines. The financing arrangement comprises the following two elements:

(a)	The execution of two gold forward sale agreements to raise US$26 million:

a.

The first gold forward sale agreement is with affiliates of the Company’s two largest shareholders as purchasers, “Gramercy” and “Baiyin” (each as defined below), and provides for the prepayment by the purchasers of US$20 million for their purchase of a total of approximately 20,924 ounces of gold from the Namoya mine, with gold deliveries over 12 months beginning January 2018, at approximately 1,744 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an internal rate-of-return (“IRR”) of 15% to the purchasers. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of US$1,100 per ounce for that month’s gold delivery.

Accounts and funds managed by Gramercy Funds Management LLC (“Gramercy”) currently hold 33,395,958 (or 30.40%) of the outstanding common shares of the Company, and affiliates of Baiyin Nonferrous Group Company, Limited (“Baiyin”) currently hold 33,104,561 (or 30.13%) of the outstanding common shares of the Company.

b.

The second gold forward sale agreement is with an affiliate of Baiyin as purchaser, and provides for the prepayment by the purchaser of US$6 million for its purchase of a total of approximately 6,337 ounces of gold from the Twangiza mine, with gold deliveries over eight months beginning January 2018, at approximately 792 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an IRR of 19.54% to the purchaser. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of US$1,100 per ounce for that month’s gold delivery.

(b)

A deferral of gold delivery obligations from July 1, 2017 until December 31, 2017 under an existing gold forward sale agreement and under the Namoya stream agreement, in each case with affiliates of Gramercy. Assuming a gold price of US$1,250 per ounce during the six-month deferral period (net of the US$150 per ounce gold transfer price in the case of the stream deferred gold), the estimated total value of the deferred gold deliveries is approximately US$8.2 million. The gold delivery schedule for these agreements has been amended such that the deferred gold (estimated to be approximately 7,172 ounces) plus additional ounces in lieu of the associated financing charges will be delivered over the first eight months of 2018, in order to maintain the implied IRR of the original terms.

Outlook - 2017

Having regard to the lower than expected gold production achieved at both mines during the first six months of 2017 and the ongoing challenging operating environment given the current instability in the Democratic Republic of the Congo (as reflected in the previously reported security incidents experienced this year at both Twangiza and Namoya), the Company does not expect to reach its 2017 gold production outlook (reference is made to the May 15, 2017 Banro press release) and currently does not expect to provide updated forward-looking gold production information for the remainder of 2017.

In light of the Company’s ongoing operational and working capital challenges, the Company is continuing to explore opportunities to raise additional financing and/or refinance existing obligations with the objective of supporting the Company’s operating activities. No assurance can be given with respect to the Company successfully obtaining additional financing or refinancing.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production, costs, cash flow and gold recoveries, future financing and/or refinancing, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing and/or refinancing; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.